February 10, 2025

Agustin Aldave
Chief Executive Officer
Globa Terra Acquisition Corp
Homero 109, Despacho 1602, Polanco
Ciudad de Mexico, Mexico, 11560

       Re: Globa Terra Acquisition Corp
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted January 27, 2025
           CIK No. 0002043766
Dear Agustin Aldave:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 20, 2024, letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Cover Page

1. We note your response to prior comment 2. Please revise to address the incentives that
       Meteora and Meridien have to vote in favor of the combination.
2. We note your response to prior comment 3. We note that your independent directors will receive indirect interests in founder shares through membership interests in the sponsor as compensation for their services as directors. Please revise to disclose these ownership interests, as well as related conflicts of interest on the cover page.
 February 10, 2025
Page 2

3.     We note your disclosure on the cover page in response to prior comment
7. Please
       also disclose whether the recapitalization or other mechanisms you may use to maintain the sponsor's 20% ownership interest if you change the size of the offering may result in a material dilution of the purchasers' equity interests, as required by Item
       1602(a)(3) of Regulation S-K. In addition, please disclose the potential recapitalization or other mechanism and the extent to which it may result in material
       dilution where you discuss securities issuable to the sponsor in the tables on pages 6 and 114. See Item 1602(b)(6) of Regulation S-K.
Our Sponsor, page 6

4. Describe the material terms of the sponsor's agreement with Meridien that provide for the transfer of founder shares from the sponsor to Meridien. Please see Item
       1603(a)(6) of Regulation S-K. We note that you already disclose that Meridien will be subject to transfer restrictions on page 8.
5. We note disclosure that your two independent directors have an indirect interest through the sponsor in all of the 7,187,500 founder shares held by the sponsor. This suggests that they may have a material interest in the SPAC sponsor. Please clarify, and provide disclosure required by Item 1603(a)(7).
Summary
Our Advisors, page 11

6. We were not able to locate your response to prior comment 12 and reissue. Please clarify, here and on page 119, what services will be provided by each of the advisors and how the services of each are distinct. Also clarify whether Meteora will provide its services to the SPAC and Meridien will provide its services to the sponsor, consistent with each party's responsibility to pay each advisor. If so, please discuss why the parties have independent advisors and whether this may create conflicts between the sponsor and SPAC and how such conflicts may be resolved. Please refer to Item 1603(a)(4) of Regulation S-K.
7. Disclosure on page 11 indicates that the sponsor will transfer founder shares to
       Meridien at a later date. Please clarify when the transfer will take place and how the number of founder shares to be transferred will be determined. Clarify, if true, that unlike non-managing sponsor investors and independent directors who will hold interests in founder shares indirectly through the sponsor, Meridien will hold founder shares directly and have the ability to vote and dispose of the shares. Risk Factors, page 56

8. We note your disclosures provided in response to prior comment 15 under the risk factor caption "Our letter agreement . . . may be amended without shareholder approval" on page 77. Please add a separate risk factor and caption that directly address the risk that the sponsor may dispose of its interest in the company or otherwise withdraw as sponsor prior to the completion of a business combination.
        Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related
 February 10, 2025
Page 3

matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Brandon J. Bortner, Esq.